FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, September 30, 2010 Fisc. N° 46/2010

Mr. Fernando Coloma C.
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449
Santiago

Dear Sir,

In accordance with article 68 of the Law 18,045, recently modified by Law 20,382 and the provisions set forth in the Offical Note N°3572 of year 2000, published by the Superintendency, attached Annex N°1, which contains the appointment of Mr. Massimo Tambosco as Deputy C.E.O. of Enersis S.A., starting October 1st, 2010.

Sincerely yours,

Domingo Valdés
General Counsel

c.c.:	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgos
Representante de Tenedores de Bonos Locales

ANNEX # 1

Mrs.
SVS Directors Registrant

Date
September 30, 2010

Entity
Corporation

Identification
Enersis S.A.

R.U.T.
94,271,000-3

Management

R.U.T.	Last name/Name	Position	Starting date	End date	End causes

A 735450 *	Massimo Tambosco	Deputy C.E.O.	Oct 1 2010	-	-

* Italian Passport

Domingo Valdés P.	Alfredo Ergas S.
General Counsel	Regional Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 4, 2010